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                                                                    EXHIBIT 23.1


                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
O'Charley's Inc.:


We consent to the use of our report dated February 5, 2003, except as to note 18, which is as of January 30, 2004, with respect to the consolidated balance sheets of O'Charley's Inc. and subsidiaries as of December 29, 2002 and December 30, 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 29, 2002, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in accounting for goodwill and other intangible assets in 2002.


/s/ KPMG LLP


Nashville, Tennessee
January 30, 2004